UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number: 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant's name into English)

2267 West 10th Avenue, Vancouver, British Columbia, V6K 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Consent, Waiver and Amendment

Effective August 1, 2008, we entered into a Consent, Waiver and Amendment with certain institutional investors (the “Holders”) holding an aggregate principal amount of $9,360,000 of Senior Convertible Notes (the “Notes”). These Holders originally acquired their Notes and Series E and Series F Warrants (collectively, the “Warrants”) pursuant to our financing that closed on September 26, 2007 (the “Financing”).

The Consent, Waiver and Amendment (i) amended the conversion price and maturity date of the Notes, (ii) amended the anti-dilution provisions of the Notes and waived related events of default, (iii) amended the exercise price of the Warrants, and (iv) suspended our obligation to register the common shares underlying the Notes and Warrants and waived accrued but unpaid liquidated damages payments and late fees related thereto. In addition, the Consent, Waiver and Amendment permitted us to make corresponding amendments to the terms of our other senior convertible notes that were issued in connection with our acquisitions of DMR Food Corporation and My Organic Baby, Inc. in 2007 (the “Vendor Notes”). The Vendor Notes have an aggregate principal amount of CDN$2,450,000, of which a note for CDN$1,791,765 is held by David Reingold, our President.

Specifically, the Consent, Waiver and Amendment provides as follows:

  We reduced the conversion price of the Notes to $1.75 per share (down from an initial conversion price of $2.33 per share).
  On July 31, 2009 (the one-year anniversary of the Consent, Waiver and Amendment), the conversion price with respect to 33% of the principal amount of the Notes as of July 31, 2008 (less any amounts called by a third-party option holder in the previous 12 months) will be further reduced to the then current trading price of our common shares in the event the trading price is lower than the then current conversion price, as adjusted.
  On July 31, 2010 (the two-year anniversary of the Consent, Waiver and Amendment), the conversion price with respect to 33% of the principal amount of 67% of the Notes as of July 31, 2009 (less any amounts called by a third-party option holder in the previous 12 months) will be further reduced to the then current trading price of our common shares in the event the trading price is lower than the then current conversion price, as adjusted. We have agreed to issue the Holders replacement Notes to reflect the 2009 and 2010 adjustments to the conversion price.
  We changed the maturity date of the Notes to September 26, 2011 from September 26, 2027. This maturity date may be extended by the Holders in certain circumstances.
  We amended the Notes to permit us to be able to pay interest on the Vendor Notes in shares of our common stock without triggering the anti-dilution provisions of the Notes. Additionally, the Holders agreed to waive the anti-dilution provisions of the Notes with respect to previous interest payments on the Vendor Notes in shares of our common stock.
  We amended the Warrants to reduce the exercise price of the Warrants to $1.75 per share (down from an exercise price of $2.33 per share for the Series E Warrants and an exercise price of $2.56 per share for the Series F Warrants). This amendment resulted in a pro rata increase in the number of common shares issuable under the Warrants to 5,612,549 common shares from 4,017,162 common shares.
  The Holders agreed to suspend our obligation to register the common shares underlying the Notes and Warrants pursuant to a Registration Rights Agreement dated September 25, 2007 between us and the Holders (the “Registration Rights Agreement”), for so long as the Holders may resell such common shares without restriction pursuant to SEC Rule 144.
  The Holders agreed that we may withdraw our pending registration statement on Form F-3 in connection with the Registration Rights Agreement. Additionally, the Holders waived our payment obligations for all accrued but unpaid liquidated damages payments and late fees arising out of the Registration Rights Agreement.
  The Holders waived certain defaults related to anti-dilution adjustments in connection with previous interest payments on the Vendor Notes in shares of our common stock, our failure to honor conversion notices relating to such anti-dilution adjustments, and our obligations under the Registration Rights Agreement.
  The Holders agreed that we may amend the conversion price and maturity date of the Vendor Notes consistent with the amendments to the Notes.

As a condition to entering into the Consent, Waiver and Amendment, Bobby Genovese, our Chairman and Chief Executive Officer, entered into a Lock-Up Agreement with the Holders. Under the terms of the Lock-Up Agreement, Mr. Genovese agreed to a lock-up of all securities of Clearly Canadian Beverage Corporation (other than certain warrants to purchase our Series A Preferred Stock) owned or hereafter acquired by Mr. Genovese or his affiliates until the Notes are paid in full.

The foregoing is a summary of the material terms of the Consent, Waiver and Amendment, and is qualified by reference to the complete terms and conditions of the Consent, Waiver and Amendment, the form of which is furnished as Exhibit 99.1 to this current report on Form 6-K. Additionally, copies of the original Notes, Vendor Notes, Warrants and Registration Rights Agreement are attached as exhibits to our current report on Form 6-K furnished on September 28, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation
(Registrant)

Date: August 1, 2008	By:	/s/ David Reingold
David Reingold

	Title:	President